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FILE NO. 82-3919

July 9, 2002

BY AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

SEC MAIL RECEIVED PROCESSING SECTION JUL 12 2002 WASH. D.C. 165

BANDAI CO., LTD.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Bandai Co., Ltd. (the "Company") with respect to its ADR program, enclose herewith English translation of the document which contents were announced by the Company as follows:

PROCESSED JUL 23 2002 THOMSON FINANCIAL

- Consolidated Results Financial Summary (Year ended March 31, 2002)
  Financial Statements (Consolidated) for the year ended March 31, 2002
  Financial Statements (Non-Consolidated) for the year ended March 31, 2002
- Notice of the Resolutions of the 54th Ordinary General Meeting of Shareholders
- Notice of Acquisition by the Company of its Own Shares
- New External Director Joins Bandai Board of Directors
- Self-Imposed Recall of Products Containing Flavoring Agents Made by Kyowa Perfumery & Chemical Company Ltd.

With kind regards,

7/15

Yours truly,

Fusako Otsuka

Encl.
cc: Bandai Co., Ltd.
cc: The Bank of New York

(Translation)

June 26, 2002

To the Shareholders:

Notice of the Resolutions of the 54th Ordinary General Meeting of Shareholders

Dear Shareholders:

Please take notice that at the 54th Ordinary General Meeting of Shareholders of the Company held today, report was made and resolutions were adopted as set forth below.

Yours very truly,

Takeo Takasu,
President and Representative Director

Bandai Co., Ltd.
5-4, Komagata 2-chome, Taito-ku, Tokyo

Description

Matters for reporting:

Report on the Balance Sheet as of March 31, 2002, and the Business Report and Statement of Income for the 54th financial period (from April 1, 2001 to March 31, 2002).

The particulars of the above accounting documents were reported to the meeting.

Matters resolved:

Proposition No. 1: Approval of proposed appropriation of retained earnings for the 54th financial period.

The proposition was approved and adopted as proposed. The dividend for the business year was determined as ¥15 per share.

Proposition No. 2: Change in Articles of Incorporation.

The proposition for (1) changes pursuant to (i) the "Law to Amend Part of the Commercial Code" (2001 Law No. 79), (ii) the "Law to Amend Part of the Commercial Code" (2001 Law No. 128) and (iii) the "Law to Amend Part of the Commercial Code and the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" (2001 Law No. 149), (2) the change of the term of office of Directors and (3) the change of the numbering was approved and adopted as proposed.

The particulars of the changes are described in the attached document.

Proposition 3: Acquisition by the Company of its own shares.

The proposition was approved and adopted as proposed that the Company purchase its shares of common stock, not exceeding 2,500,000 shares, for the aggregate acquisition prices not exceeding 12,000 million yen during the period starting from the close of this Ordinary General Meeting of Shareholders to the close of the next Ordinary General Meeting of Shareholders.

Proposition 4: Election of two (2) Directors.

The proposition was approved and adopted as proposed. Mr. Shin Unosawa and Ms. Mari Matsunaga were elected as Directors and assumed office.

Ms. Mari Matsunaga is an external director as provided for in Article 188, paragraph 2, item 7-2 of the Commercial Code of Japan.

Proposition No. 5: Election of one (1) Statutory Auditor.

The proposition was approved and adopted as proposed. Mr. Shinya Takagi was elected as Statutory Auditor and assumed office.

Mr. Shinya Takagi is an outside auditor according to Article 18, paragraph 1 of the "Law regarding special exceptions to the Commercial Code concerning the corporate audit, etc."

Proposition No 6: Presentation of retirement gratuities to retiring Director.

The proposition was approved and adopted as proposed. The retirement gratuity was granted to Mr. Mikio Ishigami, who retired as Director, in appreciation of the distinguished services rendered by him while in office, within the extent of a reasonable amount in accordance with the established standards of the Company and the determination of the actual amount, the time and method of presentation, etc. was left to the Board of Directors.

It is to be added that, on this date, Messrs. Shinya Takagi and Susumu Yamada were appointed as Standing Statutory Auditors from among the Statutory Auditors and assumed office.

- END -

(Attached document)

The particulars of the changes in the Articles of Incorporation in Proposition No. 2 are as follows:

(Underline shows the amendment)

Before Change	After Change
(Total number of shares authorized to be issued and special provision for preemptive rights)	(Total number of shares authorized to be issued)
Article 5. The total number of shares authorized to be issued by the Company shall be 180,000,000 shares; provided, however, that in the event that any shares are cancelled, the number of the shares so cancelled shall be subtracted from the total number of shares so authorized.	Article 5. (Same as before change)
2. By resolution of the Board of Directors, the Company may purchase and cancel its own shares, not exceeding 4,600,000 shares, by appropriation of profit on or after June 27, 1998.	(Deleted)
3. The Company may grant to its Directors or employees preemptive rights as provided for in Article 280-19 of the Commercial Code of Japan.	(Deleted)
(Amount of par value of shares and number of shares constituting one unit (tan-i))	(Number of shares constituting one unit (tan-gen))
Article 6. The par value of each par value share to be issued by the Company shall be 50 yen.	(Deleted)
2. The number of shares constituting one unit (tan-i) of shares of the Company shall be 100 shares.	Article 6. The number of shares constituting one unit (tan-gen) of shares of the Company shall be 100 shares.
(Established)	(Non-issuance of certificates for shares constituting less than one unit (tan-gen))
	Article 7. The Company shall not issue certificates for shares constituting less than one unit (tan-gen). [The numbering will be carried downward hereinafter.]
(Share Handling Regulations)	(Share Handling Regulations)
Article 7. Denominations of share certificates to be issued by the Company, registration of transfer of shares, registration of pledges on shares, indication of trust property on share certificates, delivery of share certificates, purchase of shares constituting less than one unit (tan-i) and procedures for application relating to shares and fees therefor shall be provided for in the Share Handling	Article 8. Denominations of share certificates to be issued by the Company, registration of transfer of shares, registration of pledges on shares, indication of trust property on share certificates, delivery of share certificates, purchase of shares constituting less than one unit (tan-gen) and procedures for application relating to shares and fees therefor shall be provided for in the Share Handling

Before Change	After Change
Regulations of the Company established by the Board of Directors.	Regulations of the Company established by the Board of Directors.
(Transfer agent)	(Transfer agent)
Article 8. The Company shall have a Transfer Agent for the shares.	Article 9. (Same as before change)
2. The Transfer Agent and its place of business shall be decided by a resolution of the Board of Directors and public notice thereof shall be given.	2. (Same as before change)
3. The Shareholders' Register and the Beneficial Shareholders' Register of the Company shall be kept at the place of business of the Transfer Agent, and the Company shall not handle, but shall have the Transfer Agent handle, the registration of transfer of shares, the delivery of share certificates, the purchase of shares constituting less than one unit (tan-i) and other businesses relating to the shares.	3. The Shareholders' Register and the Beneficial Shareholders' Register of the Company shall be kept at the place of business of the Transfer Agent, and the Company shall not handle, but shall have the Transfer Agent handle, the registration of transfer of shares, the delivery of share certificates, the purchase of shares constituting less than one unit (tan-gen) and other businesses relating to the shares.
(Number of Directors and election)	(Number of Directors and election)
Article 17. The Company shall have not more than twenty (20) Directors and they shall be elected at a general meeting of shareholders.	Article 18. (Same as before change)
2. The resolutions for the election of Directors shall be adopted by a majority of voting rights of shareholders present who shall represent one-third or more of the total number of issued shares with voting rights.	2. The resolutions for the election of Directors shall be adopted by a majority of voting rights of shareholders present who shall represent one-third or more of the total number of voting rights of all the shareholders.
3. For the election of Directors, no cumulative voting shall be used.	3. (Same as before change)
(Term of office of Directors)	(Term of office of Directors)
Article 18. The term of office of Directors shall expire upon conclusion of the ordinary general meeting of shareholders held in respect of the last fiscal year ending within two years after assumption of their offices.	Article 19. The term of office of Directors shall expire upon conclusion of the ordinary general meeting of shareholders held in respect of the last fiscal year ending within one year after assumption of their offices.
2. The term of office of a Director elected due to an increase in the number of Directors or to fill a vacancy shall expire when the terms of office of the other Directors then in office are to expire.	2. (Same as before change)
(Number of Statutory Auditors and election)	(Number of Statutory Auditors and election)
Article 25. The Company shall have not more than five Statutory Auditors and they shall be elected at a general meeting of shareholders.	Article 26. (Same as before change)

Before Change	After Change
2. The resolutions for the election of Statutory Auditors shall be adopted by a majority of voting rights of shareholders present who shall represent one-third or more of the total number of issued shares with voting rights.	2. The resolutions for the election of Statutory Auditors shall be adopted by a majority of voting rights of shareholders present who shall represent one-third or more of the total number of voting rights of all the shareholders.
(Term of office of Statutory Auditors)	(Term of office of Statutory Auditors)
Article 26. The term of office of Statutory Auditors shall expire upon conclusion of the ordinary general meeting of shareholders held in respect of the last fiscal year ending within three years after assumption of their offices.	Article 27. The term of office of Statutory Auditors shall expire upon conclusion of the ordinary general meeting of shareholders held in respect of the last fiscal year ending within four years after assumption of their offices.
2. The term of office of a Statutory Auditor elected to fill a vacancy shall expire when the term of office of his predecessor would have expired.	2. (Same as before change)
(Conversion of convertible bonds and dividends)	(Deleted)
Article 35. Annual dividends or interim dividends payable for the first time on shares issued upon conversion of convertible bonds shall be paid as if conversion were made on April 1, if the request for such conversion is made during the period from April 1 to September 30, and on October 1, if such request is made during the period from October 1 to March 31 of the following year.	
(Established)	Supplementary Provisions 1. Paragraph 1 of Article 19 (Term of office of Directors) shall apply to Directors assuming office on or after June 26, 2002. 2. With respect to the term of office of the Statutory Auditors who will be in their office prior to the ordinary general meeting of shareholders relating to the first fiscal year to occur on or after May 1, 2002, the phrase "within four years after assumption of their offices" in the provision of Article 27 shall be read "within three years after assumption of their offices."

(Translation)

FILE No. 82-3919

May 28, 2002

Name of the Company:
Bandai Co., Ltd.
Name and Position of the Representative:
Takeo Takusu
President and Representative Director
Inquiries shall be directed to:
Yusuke Fukuda
General Manager, President Office
Tel.: 03 (3847) 5005
(Code No. 7967, The First Section of the Tokyo Stock Exchange)

Notice of Acquisition by the Company of its Own Shares

(Acquisition by the Company of its own shares pursuant to Article 210 of the Commercial Code of Japan)

Notice is hereby given that Bandai Co., Ltd. (the "Company"), at the meeting of its Board of Directors held on May 28, 2002, resolved that the Company would submit a proposition to acquire its own shares pursuant to Article 210 of the Commercial Code of Japan at the Ordinary General Meeting of Shareholders of the Company to be held on June 26, 2002, as described below:

Description

1. Reason for the acquisition of its own shares:

To carry out management with agility in response to changing economic conditions, the Company intends to acquire its own shares pursuant to Article 210 of the Commercial Code of Japan.

2. Details of the acquisition:

(1) Class of shares to be acquired:	Shares of common stock of the Company
(2) Total number of shares to be acquired:	(Not exceeding) 2,500,000 shares (Ratio thereof to the total number of issued shares: 5.1%)
(3) Aggregate acquisition prices of shares:	(Not exceeding) ¥12,000,000,000

(Note) The details described above shall be subject to the approval and adoption of the proposition on the "Acquisition by the Company of its Own Shares" at the 54th Ordinary General Meeting of Shareholders of the Company to be held on June 26, 2002.

- END -

(Translation)

FILE No. 82-3919

May 28, 2002

Bandai Co. Ltd.
Head Office: 5-4, Komagata 2-chome, Taito-ku, Tokyo
President: Takeo Takasu
Capital: 23.6 billion yen

New External Director Joins Bandai Board of Directors

Ms. Mari Matsunaga is to join the Bandai Board of Directors as an external director, upon official appointment at the Ordinary General Meeting of Shareholders of Bandai Co., Ltd. ("Bandai" or the "Company") to be held on June 26, 2002. Her appointment is the first time that Bandai has ever appointed an external director who has never been an employee of Bandai or any of its group companies.

Bandai takes attaining the position of "No. 1 Entertainment Provider" as its chief management objective. Refusing to be satisfied with past achievements, the Company is rising to the challenge of developing new products, new business, and new markets.

Ms. Matsunaga was previously the editor of *The Shushoku Journal* and *Travail*, both published by Recruit Co., Ltd. After moving on from these posts, she took part in the launch of NTT Docomo's i-Mode business, a move that attests to her desire to take on new challenges without being constrained by old ideas.

The invitation of Ms. Matsunaga to join the Board of Directors was based on management's opinion that she could help Bandai rise to meet new challenges and seek out new business chances, and help to motivate employees through sharing her experiences and perspectives with them. Her keen understanding of the Bandai Group's business, gained through her involvement in the i-Mode business, is sure to put her in a position to offer objective advice to Bandai as a whole.

After Ms. Matsunaga's official appointment as external director, she will be occupied with meeting and discussing business issues with on-site employees, attending development meetings, and helping to implement new projects. Bandai management is confident that her advice will allow the Company to move beyond its existing ways of doing business.

<Inquiries>
Asako and Tagami
President Office, Bandai Co., Ltd.
TEL: 03-3847-5005
FAX: 03-3847-5067

Personal History

Name		: Mari Matsunaga
Date of Birth		: November 13, 1954
March	**1977**	: Graduated from Literature Department of Meiji University
April	**1977**	: Joined Japan Recruit Center (now Recruit Co., Ltd.)
July	**1986**	: Appointed editor of *The Shushoku Journal*, published by the Japan Recruit Center
July	**1988**	: Appointed editor of *Travail*, published by the Japan Recruit Center
July	**1997**	: Joined NTT Docomo as Head of Planning Office for Gateway Business Department
April	**2000**	: Established the Mari Matsunaga Offices

- END -

(Translation)

FILE No. 82-3919

June 17, 2002

Bandai Co. Ltd.
Location: 5-4, Komagata 2-chome, Taito-ku, Tokyo
President: Takeo Takasu
Capital: 23.6 billion yen

Self-Imposed Recall of Products Containing Flavoring Agents Made by Kyowa Perfumery & Chemical Company Ltd.

It is reported that flavoring agents manufactured by Kyowa Perfumery & Chemical Company Ltd. ("Kyowa") were found to contain unauthorized substances under the Food Sanitation Law of Japan. Hence, Bandai Co. Ltd. (the "Company") made investigations on records of ingredients of its candy-toy products and has found that some of the products contain the flavoring agents of Kyowa as ingredients through secondary or third use of the flavoring agents of Kyowa, which use an unauthorized substance, acetalydehyde. Therefore, we will take action by launching a self-imposed recall of our products listed below.

We sincerely apologize to our consumers and clients for causing inconvenience. We will exert our all-out efforts to improve our quality control system.

[Products to be recalled] (Price: tax-exclusive)

"Hamster Tape Mate"	*Soda pop candy with toy	¥200
"Hamster ga Ippai"	*Soda pop candy with toy	¥150
"Shin Pokemon de Catch"	*Soda pop candy with toy	¥300
"Ultraman de Catch"	*Soda pop candy with toy	¥300
"Power Time Heroes"	*Soda pop candy with toy	¥580
"New Type Pen Water Shooter"	*Soda pop candy with toy	¥300
"Power Time Tamers"	*Soda pop candy with toy	¥580
"Minna de Tablet"	*Soda pop candy with toy	¥100
"Minna de Catch"	*Soda pop candy with toy	¥300

[Method of recall]

* Recall from distributors

Our personnel responsible for the recall will send recall requests in writing to distributors. The products can be sent back to us by free shipping.

* Recall from consumers

We will insert recall notices in newspapers (morning papers dated June 18). We will also provide information to consumers through toll-free calls. The products can be sent back to us by free shipping.

[Address for returning products]

Bandai Co., Ltd., Customers Service Center
Address: 241-22, Toyoshiki, Kashiwa City, Chiba Prefecture 277-8511

[For inquiries from customers]

Bandai Co., Ltd., Customers Service Center
TEL (toll-free): 0120-48-7251 (10:00 am- 5:00 pm except for Saturdays, Sundays and national holidays)

[Others]

The recall will have no significant effect on our business results.

[For inquiries from press media]

Asako and Tagami, Bandai Co., Ltd., President Office,
TEL: 03-3847-5005 FAX: 03-3847-5067

- END -